UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

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Foresight Energy LP

(Name of Issuer)

Common Units Representing Limited Partner Interests, No Par Value

(Title of Class of Securities)

34552U104

(CUSIP Number)

Cindy Bower

Timothy Elliott

Lesslie H. Ray

Cline Trust Company LLC

3801 PGA Blvd., Suite 901

Palm Beach Gardens, Florida 33410

(561) 775-9770

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 1, 2017

(Date of Event Which Requires Filing of This Statement)

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If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 34552U104	13D	Page 2 of 6 Pages

1	NAME OF REPORTING PERSONS Cline Trust Company LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER 20,574,239 (1)
		8	SHARED VOTING POWER 0
		9	SOLE DISPOSITIVE POWER 20,574,239 (1)
		10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,574,239 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.3% (2)
14	TYPE OF REPORTING PERSON OO

(1)

Includes 20,323,188 common units representing limited partnership interests (“Common Units”) of the Issuer (as defined herein) and currently exercisable warrants to purchase 251,051 Common Units (the “Warrants”).  The number of Common Units issuable upon the exercise of the Warrants is subject to adjustment as set forth in the Warrant Agreement, dated August 30, 2016, between the Issuer and American Stock Transfer and Trust Company, LLC, and the form of warrant therein (which Warrant Agreement was included as Exhibit 4.3 to the Issuer’s Current Report on Form 8-K filed on September 6, 2016 and is incorporated herein by reference).  The difference in the amount reported in Amendment No. 1 to this Schedule 13D, filed on March 30, 2017, is as a result of an adjustment to the Warrants pursuant to the terms of the Warrant Agreement.

(2)	Calculated based on 80,939,221 Common Units outstanding as of August 1, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2019.

CUSIP No. 34552U104	13D	Page 3 of 6 Pages

Explanatory Note

This Amendment No. 2 to Schedule 13D amends and restates, as indicated, the initial Schedule 13D, filed on July 9, 2015, as Amended by Amendment No. 1, filed on March 30, 2017 (as amended, the “Schedule 13D”), relating to the Common Units of the Issuer (as defined below).  This Amendment No. 2 to Schedule 13D is being filed primarily to report the change in Reporting Person (as defined below) as a result of the changes in management of Cline Trust Company (defined below), and the identity of its members.

ITEM 1.	SECURITY AND ISSUER

This Amendment No. 2 to Schedule 13D relates to the Common Units of Foresight Energy LP, a Delaware limited partnership (the “Issuer”). The principal executive offices of the Issuer are located at: One Metropolitan Square, 211 North Broadway, Suite 2600, St. Louis, Missouri 63102. Information given in response to each item herein shall be deemed incorporated by reference in all other items, as applicable.

ITEM 2.	IDENTITY AND BACKGROUND

Item 2 of Schedule 13D is hereby amended and replaced in its entirety with the following language:

(a), (b), (c), (f) This statement is being filed by Cline Trust Company LLC, a Delaware limited liability company (“Cline Trust Company” or the “Reporting Person”).  Cline Trust Company’s principal business is to manage the assets of Cline Trust Company for the benefit of its members and its address is 3801 PGA Blvd., Suite 901, Palm Beach Gardens, Florida 33410.  Cynthia R. Bower, a United States citizen (“Bower”), Timothy Elliott, a United States citizen (“Elliott”) and Lesslie H. Ray, a United States citizen (“Ray”) are the managers of Client Trust Company.

The business address, present principal employment and the name and address of the corporation or other organization in which such employment is conducted of each of Bower, Elliott and Ray is set forth on Schedule I hereto.

(d), (e) During the last five years, the Reporting Person has not, and to the best of the Reporting Person’s knowledge, the persons listed on Schedule I hereto have not, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The information contained in Item 3 of Schedule 13D is hereby amended and supplemented by adding the following information:

The disclosure set forth in Item 4 of Schedule 13D is incorporated herein by reference.

CUSIP No. 34552U104	13D	Page 4 of 6 Pages

ITEM 4.	PURPOSE OF TRANSACTION

The information contained in Item 4 of Schedule 13D is hereby amended and supplemented by adding the following information:

On October 13, 2017, the previously reported members of Cline Trust Company transferred their interests, for estate planning purposes, to the new members of Cline Trust Company, each of which owns an approximately equal interest in Cline Trust Company:  (i) The Alex T. Cline 2017 Irrevocable Trust, the beneficiary of which is Alex T. Cline, a child of the late Christopher Cline (“Mr. Cline”), (ii) The Candace Cline Kenan 2017 Irrevocable Trust, the beneficiary of which is Candace L. Cline, a child of the late Mr. Cline, (iii) The Christopher L. Cline 2017 Irrevocable Trust, the beneficiary of which is Christopher L. Cline, a child of the late Mr. Cline, and (iv) The Kameron N. Cline 2017 Irrevocable Trust, the beneficiary of which is Kameron N. Cline, the deceased child of the late Mr. Cline.  The trustee of each of the trusts is Greenway Wealth Management, LLC.  The managers of Greenway Wealth Management, LLC are Bower, Elliott and Ray.  On April 1, 2017, Elliott and Ray became managers of Cline Trust Company and on October 25, 2018, Bower became a manager of Cline Trust Company, replacing Donald R. Holcomb, who was previously a manager.  Ray is also a member of the board of directors of the Issuer.

On November 30, 2018, Cline Trust Company sold to Cline Resource and Development Company (“CRDC”), which was wholly-owned by Mr. Cline prior to his death, $20.0 million in aggregate principal amount of the Issuer’s 11.50% senior secured second lien notes due 2023 (the “2023 Notes”) that Cline Trust Company held.  Cline Trust Company’s acquisition of such 2023 Notes was previously disclosed in Amendment No. 1.

The Reporting Person acquired its interest in the Issuer solely for investment purposes and not with the purpose or effect of influencing the control of the Issuer.

The Reporting Person currently does not, and to the best of the Reporting Person’s knowledge, the persons listed on Schedule I hereto currently do not, have any plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Notwithstanding the above, the Reporting Person may make additional purchases of securities of the Issuer, either in the open market or in private transactions, including the exercise of options or receipt of warrants, depending on the Reporting Person’s evaluation of the Issuer’s business, prospects and financial condition, the market for the Common Units, other opportunities available to the Reporting Person, prospects for the Reporting Person’s own business, general economic conditions, money and stock market conditions and other future developments.  Depending on the same factors, the Reporting Person may decide to sell all or part of their investment in the Common Units, although it has no current intention to do so.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a), (b) Cline Trust Company beneficially owns, and has sole voting and dispositive power with respect to, 20,574,239 Common Units, including 20,323,188 Common Units and currently exercisable Warrants to purchase 251,051 Common Units, which amount was adjusted from the amount previously disclosed in Amendment No. 1 due to an adjustment to the Warrants pursuant to the terms of the Warrant Agreement.  Based on 80,939,221 Common Units outstanding as of August 1, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2019, 20,574,239 Common Units represents approximately 25.3% of the outstanding Common Units.

(c) Not applicable.

(d) Not applicable.

(e) Donald R. Holcomb, who was previously reported as being deemed a beneficial owner of the Common Units reported in Schedule 13D, ceased being deemed a beneficial owner of such Common Units on August 17, 2018, when he ceased being a manager of Cline Trust Company.

Additional information with respect to the beneficial ownership of Common Units by each of Bower, Elliott and Ray is set forth on Schedule I hereto.

CUSIP No. 34552U104	13D	Page 5 of 6 Pages

SCHEDULE I

Manager	Address/Business Address	Principal Employment	Name, Address of Organization	Common Units Beneficially Owned(1)
Cynthia R. Bower	Cynthia R. Bower CPA 430 Harper Park Drive Beckley, West Virginia 25801	Certified Public Accountant, Cynthia R. Bower CPA	Cynthia R. Bower CPA 430 Harper Park Drive Beckley, West Virginia 25801	1,000 (less than 1%)

Timothy Elliott	c/o Greenway Wealth Management LLC 3801 PGA Blvd., Suite 901 Palm Beach Gardens, Florida 33410	Retired	c/o Greenway Wealth Management LLC 3801 PGA Blvd., Suite 901 Palm Beach Gardens, Florida 33410	20,867,841 (2)(3) (25.8%)

Lesslie H. Ray	c/o Greenway Wealth Management LLC 3801 PGA Blvd., Suite 901 Palm Beach Gardens, Florida 33410	Managing Director, Greenway Wealth Management LLC	c/o Greenway Wealth Management LLC 3801 PGA Blvd., Suite 901 Palm Beach Gardens, Florida 33410	20,523,451 (3)(4) (25.4%)

(1)

Percentages calculated based on 80,939,221 Common Units outstanding as of August 1, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2019.

(2)

Includes 353,825 Common Units held by Case XX, LLC, of which Elliott is the manager, over which he may be deemed to have sole voting and dispositive power.

(3)

Includes 20,514,016 Common Units held by the Estate of Christopher Cline that Elliott and Ray may be deemed to beneficially own, and share voting and dispositive power over, as qualified co-personal representatives of such Estate.

(4)

Includes 9,435 Common Units directly owned by Ray, over which she has sole voting and dispositive power.

CUSIP No. 34552U104	13D	Page 5 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: September 27, 2019

CLINE TRUST COMPANY LLC

By:	/s/ Cynthia R. Bower
Name: Cynthia R. Bower
Title: Manager

By:	/s/ Timothy Elliott
Name: Timothy Elliott
Title: Manager

By:	/s/ Lesslie H. Ray
Name: Lesslie H. Ray
Title: Manager